Management’s Discussion & Analysis
For the three months ended March 31, 2021 and 2020

Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) dated May 5, 2021 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three months ended March 31, 2021 and 20120. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021 and 2020, the annual audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&A and Annual Information Form ("AIF") for the year ended December 31, 2020.

FORWARD LOOKING STATEMENTS
This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2020. Additional information including this MD&A, Interim Financial Statements for the three months ended March 31, 2021, the audited Consolidated Financial Statements for the year ended December 31, 2020, the Company’s Annual Information Form for the year ended December 31, 2020, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.kl.gold).

NON – IFRS MEASURES
Certain non-IFRS measures are included in this MD&A, including adjusted net cash provided by operating activities, free cash flow, adjusted free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Square Kilometre (“km2”); Metres (“m”); Kilo Tonnes (“kt”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three months ended March 31, 2021 and March 31, 2020 are abbreviated as Q1 2021 and Q1 2020, while the reporting period for the three months ended December 31, 2020 is abbreviated as Q4 2020.

REPORTING CURRENCY
All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
TABLE OF CONTENTS

BUSINESS OVERVIEW	3
DISTRIBUTION OF PRODUCTION IN 2021	3
FOREIGN EXCHANGE RATES	4
EXECUTIVE SUMMARY	4
FULL-YEAR 2021 GUIDANCE - ISSUED ON DECEMBER 10, 2020	8
LONG-TERM OUTLOOK	11
EXTERNAL PERFORMANCE DRIVERS	11
REVIEW OF FINANCIAL PERFORMANCE	13
REVIEW OF OPERATING MINES	18
GROWTH AND EXPLORATION	23
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	24
OFF-BALANCE SHEET ARRANGEMENTS	25
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	25
QUARTERLY INFORMATION	25
COMMITMENTS AND CONTINGENCIES	26
RELATED PARTY TRANSACTIONS	26
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	26
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	26
NON-IFRS MEASURES	26
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	33
RISKS AND UNCERTAINTIES	33
FORWARD LOOKING STATEMENTS	33
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	34
TECHNICAL INFORMATION	35

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with assets in Canada and Australia. The Company’s production is anchored by three high-quality, cornerstone assets. These assets include two high-grade, low-cost underground mining operations, the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”), located in the state of Victoria, Australia, as well as the Detour Lake Mine (“Detour Lake”), a large-scale open-pit mining operation located in Northern Ontario. Detour Lake was obtained by the Company on January 31, 2020 through the acquisition of Detour Gold Corporation (“Detour Gold”). The Company also owns the Holt Complex, which includes three wholly owned mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. Operations at the Holt Complex were suspended effective April 2, 2020 as part of the Company’s response to the COVID-19 pandemic and while the Company conducted a strategic review of the assets. On July 16, 2020, the Company announced that the operations at Holt Complex would remain suspended until further notice. The Company’s business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, are currently on care and maintenance.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders, and all stakeholders of the Company, and maintaining a position within the gold mining industry as a sustainable, low-cost producer. Over the last two years, the Company has achieved both significant production growth and increased levels of profitability and cash flow. Through the effective operation and advancement of expansion and exploration programs at the Company’s profitable, cash flow generating assets, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.

A key component of the Kirkland Lake Gold’s business is its commitment to responsible mining. Consistent with this commitment, the Company is an industry leader in reducing greenhouse gas emissions, has made significant investments to enhance the safety and minimize the impacts of tailings facilities; and has increased the effectiveness of its reclamation programs, with Detour Lake having recently been awarded the Tom Peters Memorial Mine Reclamation Award in recognition of its Progressive Reclamation Program. Early in 2021, the Company pledged to achieve net-zero carbon emissions by 2050 or earlier and followed that pledge with a commitment to invest $75 million per year for five years on technology, innovation and in providing community support. Key areas of focus for these investments is advancing and commercializing alternative fuels and energies, creating the mines of the future through greater use of digitization, automation, connectivity, and investing in communities in such key areas as mental health, homelessness, addiction, senior care and youth training and development.

DISTRIBUTION OF PRODUCTION IN 2021

In a press release dated December 10, 2020, the Company announced guidance for 2021, including production of 1,300,000 – 1,400,000 ounces, operating cash costs per ounce sold1 of $450 – $475 and all-in sustaining costs (“AISC”) per ounce sold1 of $790 – $810. As part of this announcement, the Company indicated that its expected production in 2021 would be weighted to the second half of the year largely reflecting mine sequencing, with lower grades expected at all three cornerstone assets early in the year, particularly in the first quarter. At that time, production guidance for the first and second halves of the year was provided, including 600,000 – 650,000 ounces for the first half of 2021 and 700,000 – 750,000 ounces for the final six months of the year. The Company also indicated that, based on the weighting of production, as well as the timing for sustaining capital expenditures, AISC per ounce sold1 was expected to average over $900 in the first six months of 2021, and be highest in Q1 2021, improving to approximately $700 during the second half of the year. In a press release dated February 25, 2021, the Company reiterated this guidance and provided additional information on expected production in the first half of 2021, indicating that production was expected to total 270,000 – 290,000 ounces in Q1 2021 and 330,000 – 360,000 ounces in the second quarter of the year (“Q2 2021”). Also included in the February 25, 2021 press release, the Company indicated that AISC per ounce sold was expected to average approximately $1,000 in Q1 2021 and approximately $900 in Q2 2021.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)The Distribution of Production in 2021 discussion includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

FOREIGN EXCHANGE RATES

After weakening sharply against the US dollar in Q1 2020, concurrent with the emergence of the COVID-19 pandemic, the Canadian and Australian dollars began strengthening against the US dollar starting in Q2 2020 with this trend continuing through the remainder of 2020 and into Q1 2021. As a result, the average exchange rates for Q1 2021 included C$ to US$ of 1.27 and A$ to US$ of 1.29. These exchange rates compared to 1.34 and 1.52, respectively, in Q1 2020 and 1.30 and 1.37, respectively, in Q4 2020. Compared to Q1 2020, changes in exchange rates in Q1 2021 resulted in an increase in operating cash costs(1) of approximately $10 million, operating cash costs per ounce sold(1) of $35, and AISC per ounce sold(1) of $50. Compared to Q4 2020, exchange rate changes increased operating cash costs(1) by approximately $4.0 million, operating cash costs per ounce sold(1) by $13 and AISC per ounce sold(1) by $20.

(1)The Foreign Exchange Rates discussion includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three months ended March 31, 2021. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

(in thousands of dollars, except per share amounts)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Revenue	$551,846	$554,738	$691,548
Production costs	170,081	161,592	148,276
Earnings before income taxes	235,983	294,525	337,586
Net earnings	$161,193	$202,878	$232,573
Basic earnings per share	$0.60	$0.79	$0.86
Diluted earnings per share	$0.59	$0.77	$0.85
Cash flow from operating activities	$208,174	$241,506	$420,932
Cash investment on mine development and PPE	$165,475	$110,637	$188,507

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Tonnes milled	5,952,141	4,118,105	6,087,218
Grade (g/t Au)	1.7	2.6	2.0
Recovery (%)	95.1%	95.9%	95.7%
Gold produced (oz)	302,847	330,864	369,434
Gold Sold (oz)	308,029	344,586	371,009
Average realized price ($/oz sold)(1)	$1,788	$1,586	$1,875
Operating cash costs per ounce ($/oz sold)(1)	$542	$440	$396
AISC ($/oz sold)(1)	$846	$776	$790
Adjusted net earnings(1)	$167,768	$179,169	$265,769
Adjusted net earnings per share(1)	$0.63	$0.70	$0.98
Free cash flow(1)	$42,699	$130,869	$232,425
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Q1 2021 Operating Performance

(1)Q1 2020 includes two months production for Detour Lake following its acquisition on January 31, 2020, as well as 28,584 ounces of production from Holt Complex, where operations were suspended effective April 2, 2020.
(2)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

Gold production in Q1 2021 totalled 302,847 ounces compared to 330,864 ounces in Q1 2020 and 369,434 ounces the previous quarter. Production in Q1 2021 exceeded guidance for the quarter of 270,000 – 290,000 ounces, reflecting higher than expected production at both Fosterville and Detour Lake in March, with Fosterville benefiting from significant grade outperformance and Detour Lake achieving higher than planned grades and tonnes processed. Compared to the prior periods, the change in production from Q1 2020 was largely due to a lower planned grade at Fosterville, while the reduction from the previous quarter mainly resulted from lower average grades at all three of the Company’s operating mines. In the case of Fosterville, production of 108,679 ounces in Q1 2021 reflected the transition to a lower-grade, higher-tonnage production profile in order to extend the production life of the Swan Zone by increasing production in other, lower-grade, areas of the mine. Production of at Detour Lake of 146,731 ounces compared to 91,555 ounces in Q1 2020, which reflected production for the two months after Detour Lake was acquired on January 31, 2020 (138,051 ounces for the full quarter). In addition, production in Q1 2020 included 28,584 ounces from the Holt Complex where operations were suspended effective April 2, 2020.

Production costs in Q1 2021 totaled $170.1 million versus $161.6 million in Q1 2020 and $148.3 million the previous quarter. Operating cash costs totalled $167.0 million in Q1 2021 versus $151.6 million for the same period in 2020 and $147.1 million in Q4 2020. The increase from Q1 2020 largely reflected only two months of results from Detour Lake in Q1 2020, higher operating costs at Fosterville and Macassa and the impact of stronger Canadian and Australian dollars versus the US dollar in Q1 2021 versus Q1 2020, partially offset by the inclusion of $27.2 million of operating cash costs at Holt Complex in Q1 2020 prior to operations being suspended effective April 2, 2020. The increase in operating cash costs versus the previous quarter largely related to higher mill maintenance costs and increased diesel prices at Detour Lake, as well as the impact of increased total tonnes mined (ore and waste) and higher maintenance costs for mobile mine equipment and processing at Macassa.

Operating cash costs per ounce sold(1) averaged $542 in Q1 2021 compared to $440 in Q1 2020 and $396 in Q4 2020. Operating cash costs per ounce sold(1) at Fosterville averaged $228 versus $126 in Q1 2020 and $156 the previous quarter with the impact on sales volumes of a lower average grade (19.8 g/t in Q1 2021 versus 42.4 g/t for the same period in 2020 and 28.1 g/t in Q4 2020) a key factor contributing to the increase from both prior periods. Operating cash cost per ounce sold(1) at Detour Lake averaged $748 in Q1 2021 versus $696 for two-months in Q1 2020 and $612 the previous quarter, while operating cash costs per ounce sold(1) at Macassa averaged $699 compared to $536 in Q1 2020 and $534 in Q4 2020.

AISC per ounce sold(1) averaged $846 in Q1 2021, significantly better than the Company’s guidance of approximately $1,000 and compared to $776 in Q1 2020 and $790 the previous quarter. AISC per ounce sold(1) at Fosterville averaged $423 versus $313 in Q1 2020 and $314 in Q4 2020 with the increases largely reflecting the impact of a lower average grade on sales volumes. AISC per ounce sold(1) at Detour Lake averaged $1,064, a 4% improvement from $1,108 in Q1 2020 and 12% better than $1,207 the previous quarter reflecting lower sustaining capital expenditure(1) in Q1 2021 versus the two prior periods. AISC per ounce sold(1) at Macassa averaged $947 compared to $850 for the same period in 2020 and $941 the previous

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
quarter as the impact of higher operating costs was partially offset by lower sustaining capital expenditures(1) in Q1 2021 versus Q1 2020 and Q4 2020.

Q1 2021 Financial Results and Condition

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

Revenue in Q1 2021 totalled $551.8 million, largely unchanged from $554.7 million in Q1 2020 as a $55 million favourable impact from rate factors, mainly related to a $202 per ounce or 13% increase in the average realized gold price(1), to $1,788 per ounce, was offset by a $58 million reduction in revenue resulting from lower volumes, with gold sales of 308,029 ounces in Q1 2021 compared to 344,586 ounces for the same period in 2020. Revenue in Q1 2021 compared to revenue of $691.5 million the previous quarter. Contributing to the $139.7 million reduction in revenue versus Q4 2020 was $118 million related to lower volumes, reflecting gold sales of 308,029 ounces versus 371,009 ounces the previous quarter, and $22 million of rate impact resulting from a 5% reduction in the average realized gold price(1) from $1,875 per ounce in Q4 2020.

Cash flow included net cash provided by operating activities in Q1 2021 totalling $208.2 million with free cash flow(1) of $42.7 million.

Net earnings in Q1 2021 totalled $161.2 million ($0.60 per share) compared to $202.9 million ($0.79 per share) in Q1 2020 and $232.6 million ($0.86 per share) the previous quarter. The change in net earnings in Q1 2021 versus Q1 2020 largely reflected other income in Q1 2020 of $72.2 million, resulting from foreign exchange gains of $72.9 million during last year’s first quarter due to a strengthening of the US dollar, which compared to other loss in Q1 2021 of $1.4 million. Partially offsetting the impact of foreign exchange gains in last year’s first quarter, were $33.8 million of transaction fees in Q1 2020 related to the Detour Gold acquisition. Compared to the previous quarter, the change in net earnings in Q1 2021 mainly related to a 20% reduction in revenue as well as higher production costs, partially offset by the impact of $35.0 million of unrealized foreign exchange losses in Q4 2020 relating to a weakening of the US dollar, as well as lower depletion and depreciation costs in Q1 2021 compared to the previous quarter.

Adjusted net earnings(1) totalled $167.8 million ($0.63 per share) versus $179.2 million ($0.70 per share) in Q1 2020 and $265.8 million ($0.98 per share) in Q4 2020. The difference between net earnings and adjusted net earnings(1) in Q1 2021 mainly related to the exclusion from adjusted net earnings(1) of write-offs related to property, plant and equipment at Holt Complex of $6.5 million ($4.5 million after tax) and $5.7 million ($4.0 million after tax) of foreign exchange gains (both included in other loss/income), care and maintenance costs of $4.2 million ($2.9 million after tax) and $2.9 million ($2.0 million after tax) of COVID-19 costs mainly at Detour Lake related to the introduction of rapid testing.

Capital expenditures(1) in Q1 2021 totalled $106.8 million, with sustaining capital expenditures(1) accounting for $60.5 million and growth capital expenditures(1) for $46.3 million (excluding capitalized exploration expenditures). Of growth capital expenditures(1) in Q1 2021, $27.8 million was at Detour Lake, largely related to deferred stripping as well as mobile equipment procurement and investments in surface infrastructure. Growth capital expenditures(1) at Macassa totalled $16.1 million, with $8.9 million related to the #4 Shaft project, which ended the quarter over a month ahead of schedule on track for completion in late 2022. Growth capital expenditures(1) at Fosterville totalled $1.6 million, mainly related to land procurement.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration and evaluation expenditures totalled $42.4 million, including $36.9 million of capitalized expenditures and $5.5 million of expensed exploration expenditures, which compared to $36.0 million in Q1 2020 and $35.7 million the previous quarter. During Q1 2021, the Company reported additional encouraging drilling results at Detour Lake, including intersections in the Central Saddle Zone containing exceptional grades and widths that confirm the continuity of the mineralized corridor (800 metres along strike and 800 metres to depth) between the Main and West pits, as well as intersections to the west of the West Pit location that extended mineralization 300 metres west of current Mineral Reserves.

$96.6 million returned to shareholders including $50.3 million used for dividends, mainly reflecting a 50% increase in the quarterly dividend, to $0.1875 per share, effective the Q4 2020 dividend, which was paid on January 14, 2021 to shareholders of record on December 31, 2020, as well as $46.3 million used to repurchase 1,074,100 common shares in early January through the Company’s normal course issuer bid (“NCIB”).

Cash at March 31, 2021 totalled $792.2 million, which compared to cash of $847.6 million at December 31, 2020. The change in cash during Q1 2021 reflected the weighting of gold production and sales in 2021 to second half of the year, the timing of capital expenditures, including capitalized exploration expenditures, as well as the impact of dividends and share repurchases.

Q1 2021 – Other Developments

COVID-19 Response: The Company’s health and safety protocols related to the COVID-19 pandemic remained in place throughout Q1 2021 and were enhanced with the introduction of mandatory rapid testing for anyone traveling to Detour Lake. During Q1 2021, eight of the Company’s workers (employees and contractors) tested positive for the COVID-19 virus. Of the eight workers, five were employees at Macassa, who all tested positive in early March. The event was classified as an outbreak under the criteria followed by the local health unit. In response, the Company sent 64 rapid test kits and approximately 1,200 swab kits to Kirkland Lake, with the entire Macassa workforce (nearly 1,200 people) being tested in less than a week. Following the five positive test results, there was no further transmission of the virus and the local health unit declared the outbreak resolved within two weeks. The remaining three cases were contractors from Detour Lake, one of which tested positive which at site, another tested positive after leaving the mine, with the third case being identified through the rapid testing protocols at the Cochrane Bus Terminal designed to prevent cases from entering the site. In all three cases, the individuals had recovered from the virus by quarter end and there was no additional transmission within the Company’s workforce.

Subsequent to the end of Q1 2021, a second outbreak occurred at Macassa involving its near-surface exploration ramp project, with a total of seven workers testing positive. Work on the exploration ramp was suspended for approximately seven days while the entire project workforce was tested using rapid testing kits. Work had resumed at the project as of May 2, 2021 with no additional transmissions being reported.

Early in Q1 2021, the Company was advised that it was eligible to receive up to C$20.0 million in COViD-19 relief payments from the Government of Canada related to its extensive efforts to protect workers and provide wage protection during periods of reduced operations. The Company elected to decline the relief funds believing that the purpose of the program is designed to assist individuals and businesses experiencing hardship during the pandemic and is not intended for companies like Kirkland Lake Gold.

Detour Lake National Instrument (“NI”) 43-101 Report(2): A new technical report (“2021 Detour Lake Technical Report”), including a new life-of-mine plan (“2021 LOMP”), for Detour Lake was filed on March 30, 2021. The new report supports the scientific and technical disclosure in the new Mineral Resource and Mineral Reserve estimates as at December 31, 2020 and confirms the multi-year production guidance (2021 – 2023) and unit cost and capital expenditure guidance for 2021 included in the Company’s press release dated December 10, 2020. Highlights of the report include production of 680,000 – 720,000 ounces from 2021 to 2024, increasing to approximately 800,000 ounces in 2025, with AISC per ounce averaging $775 over the next five years and $821 over the 22-year production life. The 2021 Detour Lake Technical Report does not include any of the exploration success achieved since Detour Lake was acquired on January 31, 2020, nor does it include the full impact of business improvement initiatives undertaken since the acquisition. The 2021 Detour Lake Technical Report and 2021 LOMP are expected to be superseded by a new technical report and life-of-mine plan to be issued in 2022, which the Company expects will lead to significant value enhancement opportunities for the Detour Lake operation.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Mineral Reserve and Mineral Resource estimates as at December 31, 2020(2): Mineral Reserve and Mineral Resource estimates as at December 31, 2020 were released on February 25, 2021. Included in the new estimates was a 3% increase in Mineral Reserves at operating mines, to 20,118,000 ounces, despite significant disruptions to the Company’s drilling programs in 2020 due to the COVID-19 pandemic. The increase in Mineral Reserves mainly related to the addition of 1,954,000 ounces (at 0.41 grams per tonne) of low-grade Mineral Reserves at Detour Lake, most of which will be processed at the end of the mine life (expected to be mined as waste under previous mine plans).

2021 Sustainability Report: The 2021 Sustainability Report was published on March 30, 2021, the first time the Company’s annual sustainability report has been published during the first quarter. The report includes increased disclosures on Environment, Social and Governance (“ESG”) topics and provides further inclusion of Sustainable Accounting Standards Board (“SASB”) disclosures and metrics for Metals and Mining, in addition to embracing the Responsible Gold Mining Principles of the World Gold Council and the Mining Association of Canada’s Towards Sustainable Mining. (to view report: https://s23.q4cdn.com/685814098/files/doc_downloads/sustainability/2021/KLGold_2021-GSR.pdf).

(1)The Executive Summary section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.
(2)Readers are referred to the Company’s Press Release dated February 25, 2021 and the Company’s NI 43-101 Technical Report entitled “Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report” effective December 31, 2020 as filed with the applicable regulatory authorities and the detailed Mineral Reserve and Mineral Resource estimates and footnotes set out therein.

FULL-YEAR 2021 GUIDANCE - ISSUED ON DECEMBER 10, 2020

The Company’s full-year guidance for 2021 was announced in a press release dated December 10, 2020. Included in the guidance for the year was production of 1,300,000 – 1,400,000 ounces (1,369,652 ounces produced in 2020), operating cash costs per ounce sold(1) of $450 – $475 ($404 in 2020) and AISC per ounce sold(1) of $790 – $810 ($800 in 2020). Continued solid operating results in 2021 are expected to be driven by strong production growth and lower AISC per ounce sold(1) at Detour Lake, largely reflecting higher average grades and increased mill throughput, as well as improved results at Macassa after operations were significantly impacted by COVID-19 and excessive heat in the mine during parts of 2020. These factors are expected to offset lower production and higher unit costs at Fosterville as the mine transitions to a lower-grade, higher-tonnage production profile reflecting efforts by the Company to create a more sustainable operation by extending the production life of the Swan Zone. Also included in full-year 2021 guidance are higher growth capital expenditures(1), with the increase mainly at Detour Lake reflecting a shift in deferred stripping costs from sustaining capital expenditures(1) to growth capital expenditures(1) as well as plans to complete a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020) and other enhancements to site infrastructure. Exploration and evaluation expenditures are expected to reach a record level of $170 – $190 million, with extensive exploration programs planned at all three of the Company’s cornerstone assets. Both Corporate G&A and royalty costs are expected to remain largely unchanged from 2020 levels.

As part of the press release issued on December 10, 2020, the Company indicated that production in 2021 would be weighted to the second half of the year largely reflecting mine sequencing, with lower grades expected at all three cornerstone assets early in the year, particularly in the first quarter. At that time, production guidance for the first and second halves of the year was provided, including 600,000 – 650,000 ounces for the first half of 2021 and 700,000 – 750,000 ounces for the final six months of the year. The Company also indicated that, based on the weighting of production, as well as the timing for sustaining capital expenditures(1), AISC per ounce sold(1) was expected to average over $900 in the first six months of 2021, and be highest in Q1 2021, improving to approximately $700 during the second half of the year. In a press release dated February 25, 2021, the Company reiterated this guidance and provided additional information on expected production in the first half of 2021, indicating that production was expected to total 270,000 – 290,000 ounces in Q1 2021 and 330,000 – 360,000 ounces in Q2 2021. The Company also indicated that AISC per ounce sold(1) was expected to average approximately $1,000 in Q1 2021 and approximately $900 in Q2 2021.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Full-Year 2021 Guidance (as of December 10, 2020)

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	220 – 255	680 – 720	400 – 425	1,300 - 1,400
Operating cash costs/ounce sold ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)(2)				$790 - $810
Operating cash costs ($M)(2)				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)(2)(3)				$280 - $310
Growth capital ($M)(2)(3)				$250 - $275
Exploration ($M)(4)				$170 - $190
Corporate G&A ($M)(5)				$50 - $55

(1)The Company’s 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.
(2)See “Non-IFRS Measures” set out starting on page 26 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

Q1 2021 Results

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	47,437	146,731	108,679	302,847
Operating cash costs/ounce sold ($/oz)(2)	$699	$748	$228	$542
AISC/ounce sold ($/oz)(2)				$846
Operating cash costs ($M)(2)				$167.0
Royalty costs ($M)				$18.4
Sustaining capital ($M)(2)(3)				$60.5
Growth capital ($M)(2)(3)				$46.3
Exploration ($M)(4)				$42.4
Corporate G&A ($M)(5)				$13.5

(1)Average exchange rates in Q1 2021 included a US$ to C$ exchange rate of 1.27 and a US$ to A$ exchange rate of 1.29.
(2)See “Non-IFRS Measures” set out starting on page 26 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

▪Gold production in Q1 2021 totalled 302,847 ounces, which exceeded the guidance range of 270,000 – 290,000 ounces issued on February 25, 2021. The outperformance versus guidance largely resulted from higher than expected production at both Fosterville and Detour Lake in March, with Fosterville benefiting from significant grade outperformance and Detour Lake achieving higher than planned grades and tonnes processed. At the end of Q1 2021, the Company was on track to achieve the full-year 2021 production guidance of 1,300,000 – 1,400,000 ounces. Production at Fosterville totalled 108,679 ounces, above target levels and compared to 159,864 ounces in Q1 2020 and 164,008 ounces the previous quarter. The change from both prior periods mainly reflected the transition to a lower-grade, higher-tonnage production profile in order to extend the production life of the Swan Zone by increasing production in other, lower-grade, areas of the mine. Production at Detour Lake in Q1 2021 of 146,731 also exceeded expected levels and compared to production of 91,555 ounces for two months in Q1 2020 following the completion of the Detour Gold acquisition on January 31, 2020 (138,051 ounces for the full quarter) and 153,143 ounces in Q4 2020. Production at Macassa totalled 47,437 ounces versus 50,861 ounces for the same period in 2020 and 52,283 ounces in Q4 2020. Production at Macassa is expected to exceed the Q1 2021 level in the remaining three quarters of 2021, with the mine continuing to target 220,000 – 255,000 ounces for the full year.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

▪Production costs for Q1 2021 totalled $170.1 million, while operating cash costs(1) totalled $167.0 million, in line with target levels.

▪Operating cash costs per ounce sold(1) for Q1 2021 averaged $542, better than expected levels for the quarter mainly due to the favourable impact on sales volumes of grade outperformance at Fosterville and both higher than planned grades and tonnes processed at Detour Lake. As quarterly sales volumes increase over the balance of the year, operating cash costs per ounce sold(1) are expected to improve, with the Company continuing to target average operating cash costs per ounces sold(1) for full-year 2021 of $450 – $475.

▪AISC per ounce sold(1) for Q1 2021 averaged $846, significantly better than guidance for the quarter of approximately $1,000. The better than expected AISC per ounce sold(1) in Q1 2021 resulted from higher than planned sales volumes and lower than expected sustaining capital expenditures during March, when AISC per ounce sold(1) averaged $667. The Company remains on track to achieve the full-year 2021 guidance for AISC per ounce sold(1) of $790 – $810, with AISC per ounce sold(1) in the second half of 2021 targeted at approximately $700.

▪Royalty costs for Q1 2021 totalled $18.4 million, reflecting sales volumes during Q1 2021. Royalty costs are expected to increase as gold sales increase during the year, with the Company continuing to target total royalty costs for the 2021 of $82 – $88 million.

▪Sustaining capital expenditures(1) for Q1 2021 totalled $60.5 million, excluding capitalized depreciation, below target levels, largely reflecting lower than planned capital development and mobile equipment procurement at both Macassa and Fosterville during Q1 2021. Sustaining capital expenditures(1) are expected to increase in Q2 2021 with the Company continuing to target $280 – $310 for full-year 2021.

▪Growth capital expenditures(1) totalled $46.3 million for Q1 2021 (excluding capitalized exploration), in line with target levels for the quarter and compared to full-year 2021 guidance of $250 – $275 million. Of growth capital expenditures(1) in Q1 2021, $27.8 million were at Detour Lake, including $14.9 million related to deferred stripping with the remaining $12.9 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield. Growth capital expenditures(1) at Macassa totalled $16.1 million, with $8.9 million related to the #4 Shaft project, which reached 5,000 feet of advance as at March 31, 2021 and ended the quarter over a month ahead of schedule, and $5.3 million for a ventilation expansion project involving development of two ventilation raises. Growth capital expenditures(1) at Fosterville totaled $1.6 million largely related to land procurement.

▪Exploration and evaluation expenditures for Q1 2021 totalled $42.4 million (including capitalized exploration). Of the $42.4 million of exploration expenditures in Q1 2021, $20.6 million was at Fosterville where drilling and development continued in the Lower Phoenix System, as well as at Robbin’s Hill, Cygnet and Harrier. Exploration expenditures at Macassa in Q1 2021 totalled $11.9 million with drilling mainly targeting the continued expansion of the South Mine Complex (“SMC”) and testing targets along the Amalgamated Break. Detour Lake accounted for $8.4 million of exploration expenditures in Q1 2021, with remaining exploration expenditures mainly related to drilling regional targets in Northern Ontario.

▪Corporate G&A expense for Q1 2021 totalled $13.5 million, with the Company continuing to target full-year 2021 Corporate G&A costs of $50 – $55 million.

(1)The Full-Year 2021 Guidance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
LONG-TERM OUTLOOK
Kirkland Lake Gold is committed to generating returns for shareholders, and all stakeholders, by achieving high levels of operational excellence, investing in future growth and value creation, both at its existing cornerstone assets and through potential acquisitions, continuing to return capital to shareholders. and by maintaining an overriding commitment to responsible mining. The Company has achieved significant growth over the last several years, increasing production from 596,405 ounces in 2017 to 1,369,652 ounces in 2020. The Company continues to target significant organic growth in production and/or mine life, including through the completion of the Macassa #4 Shaft project, multiple projects at Detour Lake and the Robbin’s Hill exploration drive at Fosterville, as well as through continued exploration success at all three of these assets. The Company will also selectively pursue growth and value creation through additional external transactions where it sees an opportunity to enhance the value of assets by investing capital, exploring and applying the Company’s extensive technical expertise.

The acquisition of Detour Gold on January 31, 2020 was an important development for the Company in its efforts to generate long-term value and attractive returns. Detour Lake is a large-scale, high-quality asset with significant current production, attractive growth potential and substantial unit-cost improvement opportunities. The 2021 Detour Lake Technical Report and 2021 LOMP, issued on March 31, 2021, included solid production growth compared to previous mine plans, low unit costs and a 22-year production life. While important milestones, they are expected to be superseded by a new technical report and mine plan in 2022 that the Company expects will include significant value creation potential by incorporating the considerable exploration success achieved at Detour Lake as well as the full impact of business improvement initiatives undertaken since the acquisition.

Another key commitment for the Company is returning capital to shareholders through dividends and share repurchases. A total of $944.9 million has been returned since the beginning of 2020, including $778.7 million used to repurchase 20.0 million shares through the Company’s NCIB and $166.2 million in quarterly dividend payments. The Company tripled the quarterly dividend in 2020 through two dividend increases, from $0.06 per share when the year began to $0.1875 per share effective the Q4 2020 dividend payment, which was made on January 14, 2021 to shareholders of record on December 31, 2020.

Recognizing that a fundamental requirement for long-term value creation is maintaining social license to operate, the Company has made substantial progress in its reporting and disclosures around Environment, Social and Governance issues, including greater inclusion of Sustainable Accounting Standards Board (“SASB”) disclosures and metrics for Metals and Mining. Consistent with its commitment to responsible mining, in early 2021 the Company pledged to achieve net-zero carbon emissions by 2050 or earlier and followed that pledge with a commitment to invest $75 million per year for five years on technology, innovation and in providing community support. Key areas of focus for these investments is advancing and commercializing alternative fuels and energies, creating the mines of the future through greater use of digitization, automation, connectivity, and investing in communities in such key areas as mental health, homelessness, addiction, senior care and youth training and development.

Kirkland Lake Gold’s significant financial strength and solid financial position provides financial flexibility to support the Company in executing all aspects of its long-term, value-creation strategy.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three months ended March 31, 2021. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At March 31, 2021 , the gold price closed at $1,691 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which compared to the closing gold price of $1,888 per ounce on December 31, 2020 and $1,609 per ounce at March 31, 2020. The Company’s average realized gold price(1) for Q1 2021 was $1,788 per ounce versus $1,586 per ounce in Q1 2020 and $1,875 per ounce the previous quarter.

Kirkland Lake Gold does not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management and mine efficiencies from its existing mines in order to mitigate against gold price decreases. During Q1 2020, the Company closed out gold forward sales covering approximately 252,000 ounces of gold at prices between $1,300 and $1,490 per ounce, which had been established by Detour Gold prior to January 31, 2020. The costs to close out these hedges, as well as hedges relating to diesel fuel and currency, was a one-time cash outflow of approximately $30.3 million.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia. The functional currency of the Company and its Canadian subsidiaries up to December 31, 2020 was the Canadian dollar; the functional currency for all of the Australian subsidiaries is the Australian dollar. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

The Company elected to change the tax reporting currency of its Canadian subsidiaries from the Canadian to the United States dollar effective January 1, 2021. This change in tax reporting currency resulted in a re-assessment of the primary and secondary factors under IAS 21 “The Effects of Changes in Foreign Exchange Rates” and led to the conclusion that the functional currency of the Canadian entities is the United States dollar. Effective December 31, 2020, the functional currency of the Company's Canadian entities changed from the Canadian dollar to the United States dollar, with the change applied on a prospective basis.

As at March 31, 2021, the Canadian dollar closed at $0.7963 against the US dollar (compared to $0.7113 at March 31, 2020 and $0.7855 at December 31, 2020) and the Australian dollar closed at $0.7596 (compared to $0.6135 at March 31, 2020 and $0.7694 at December 31, 2020). The average rates for Q1 2021 for the Canadian and Australian dollars were $0.7901 and $0.7726, respectively, against the US dollar versus $0.7445 and $0.6572, respectively, in Q1 2020 and $0.7677 and $0.7314, respectively, the previous quarter.

As with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at March 31, 2021, the Company did not have a foreign exchange hedging program in place.

(1)The External Performance Drivers section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three months ended March 31, 2021 and 2020, as well as for the three months ended December 31, 2020.

(in thousands except per share amounts)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020

Revenue	$551,846	$554,738	$691,548

Production costs	(170,081)	(161,592)	(148,276)
Royalty expense	(18,394)	(21,249)	(23,497)
Depletion and depreciation	(104,100)	(92,839)	(120,920)
Earnings from mine operations	259,271	279,058	398,855

Expenses
General and administrative(1)	(12,343)	(12,562)	(7,382)
Impairment loss	0	0	—
Transaction costs	0	(33,838)	—
Exploration	(5,486)	(5,931)	(3,602)
Care and maintenance	(4,196)	(2,890)	(9,288)
Rehabilitation costs	760	0	1,344
Earnings from operations	238,006	223,837	379,927

Finance and other items
Other income (loss), net	(1,424)	72,205	(41,077)
Finance income	247	2,596	(1,696)
Finance costs	(846)	(4,113)	432

Earnings before income taxes	235,983	294,525	337,586
Current income tax expense	(42,971)	(70,130)	(81,698)
Deferred income tax expense	(31,819)	(21,517)	(23,315)

Net earnings	$161,193	$202,878	$232,573

Basic earnings per share	$0.60	$0.79	$0.86
Diluted earnings per share	$0.59	$0.77	$0.85

Weighted average number of common shares outstanding (in 000's)
Basic	267,111	257,418	271,770
Diluted	267,907	258,360	272,703
(1)General and administrative expense for Q1 2021 (Q1 2020 and Q4 2020) include general and administrative expenses of $13.5 million ($15.0 million and $11.6 million) and share based payment expense (recovery) of $(1.1) million (($2.5) million and ($4.2) million).

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Revenue

Revenue: Q1 2021 vs Q1 2020
($ Millions)
$750
$500
$250
$0
$554.7
$-58
$55
$551.8
Q1 2020
Volume
Rate(1)
Q1 2021

Revenue: Q1 2021 vs Q4 2020
($ Millions)
$800
$700
$600
$500
$400
$300
$200
$691.5
-$118
$-22
$551.8
Q4 2020
Volume
Rate(1)
Q1 2021

(1)Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In Q1 2021, rate factors increased revenue by $55 million, which included a $62 million favourable impact from an increase in the average realized gold price(1), offset by a $7 million reduction related to a weaker US dollar compared to the Canadian and Australian dollars. Compared to Q4 2020, rate factors reduced revenue in Q1 2021 by $22 million, which included a $27 million unfavourable impact related to a lower average realized gold price(1) partially offset by a $5 million increase in revenue resulting from a stronger US dollar.

Revenue in Q1 2021 totalled $551.8 million, similar to revenue of $554.7 million in Q1 2020. Contributing to the change in revenue from Q1 2020 was a $55 million favourable impact from rate factors, mainly reflecting a $202 per ounce or 13% increase in the average realized gold price(1), to $1,788 per ounce from $1,586 per ounce for the same period in 2020. The benefit of a higher average realized gold price(1) was offset by an unfavourable volume impact of $58 million reflecting a 11% reduction in total gold sales, to 308,029 ounces from 344,586 ounces in Q1 2020. Detour Lake contributed revenue of $252.6 million in Q1 2021, which compared to $179.4 million for the two months of Q1 2020 following its acquisition on January 31, 2020. Revenue at Macassa totalled $88.7 million, 10% higher than $80.6 million in Q1 2020. The increase in revenue at Macassa resulted from the higher average realized gold price(1) in Q1 2021, with gold sales for the quarter of 49,467 ounces largely unchanged from 50,765 ounces in Q1 2020. Fosterville contributed revenue of $210.6 million in Q1 2021 versus $247.3 million for the same period in 2020, with the reduction resulting from lower gold sales (117,450 ounces in Q1 2021 versus 153,752 ounces in Q1 2020) in line with the transition to a lower-grade production profile. Also contributing to revenue in Q1 2020 was $47.4 million from Holt Complex, based on sales for the quarter of 29,613 ounces, prior to these operations being suspended on April 2, 2020.

The $551.8 million of revenue in Q1 2021 compared to revenue of $691.5 million the previous quarter. Contributing to the $139.7 million reduction in revenue versus Q4 2020 was $118 million resulting from lower volumes, with gold sales of 308,029 ounces in Q1 2021 compared to 371,009 ounces the previous quarter, as well as $22 million related to rate factors, reflecting a 5% reduction in the average realized gold price(1) from $1,875 per ounce in Q4 2020. Revenue at all three operations were lower in Q1 2021 versus the previous quarter reflecting the reduction in the average realized gold price(1) and lower gold sales versus the final quarter of 2020, with gold sales of 371,009 ounces in Q4 2020 comprised of 165,893 ounces at Fosterville, 153,296 ounces at Detour Lake and 51,174 ounces at Macassa.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

Net earnings in Q1 2021 totalled $161.2 million ($0.60 per share) compared to $202.9 million ($0.79 per share) in Q1 2020 and $232.6 million ($0.86 per share) the previous quarter. Compared to Q1 2020, the most significant factor contributing to the change in net earnings was a $73.6 million ($50.8 million after tax or $0.19 per share) reduction related to other income in Q1 2020 of $72.2 million versus other loss of $1.4 million in Q1 2021. Other income in Q1 2020 reflected $72.9 million of foreign exchange gains during the quarter resulting from a significant strengthening of the US dollar. Other factors impacting net earnings compared to the same period a year ago were an $11.3 million increase in depletion and depreciation expense ($8.0 million after tax or $0.03 per share) and $8.5 million increase in production costs ($5.3 million after tax or $0.02 per share), with both increases largely reflecting the impact of only two months of results for Detour Lake in Q1 2020, from the acquisition date of January 31, 2020 to March 31, 2020, partially offset by depletion and depreciation expense and production costs at Holt Complex prior to operations being suspended effective April 2, 2020. Having a favourable impact on the change in net earnings from Q1 2020 was $33.8 million ($24.9 million or $0.09 per share) of transaction fees in last year’s first quarter related to the Detour Gold acquisition. In addition, earnings per share versus Q1 2020 was reduced by $0.03 due to a higher number of share outstanding in Q1 2021 (267.1 million shares) versus Q1 2020 (257.4 million shares). The higher number of shares in Q1 2021 reflected the issuance of 77,217,129 shares as consideration for the acquisition of Detour Gold on January 31, 2020 (outstanding for two months of Q1 2020), offset by the impact of shares repurchased through the Company’s NCIB since the end of Q1 2020.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings in Q1 2021 compared to net earnings of $232.6 million ($0.86 per share) the previous quarter. The $139.7 million or 20% reduction in revenue was the primary driver of lower earnings compared to Q4 2020, reducing net earnings by $96.2 million after tax or $0.36 per share. Also contributing to lower net earnings compared to the previous quarter was a $21.8 million ($16.0 million after tax or $0.06 per share) increase in production costs, mainly reflecting higher milling and consumable costs at Detour Lake as well as the impact of increased mining rates and milling costs at Macassa. Partially offsetting these factors was a $39.7 million ($26.7 million or $0.10 per share) favourable impact from a reduction in other loss in Q1 2021 versus Q4 2020, with other loss in Q4 2020 of $41.1 million largely related to $35.0 million of foreign exchanges losses resulting from a weakening of the US dollar during the quarter. Lower depletion and depreciation costs compared to the previous quarter ($104.1 million versus $120.9 million in Q4 2020) had a $16.8 million ($10.7 million after tax or $0.04 per share) benefit and largely reflected inclusion of approximately $10.0 million of depletion and depreciation expense at Detour Lake in Q4 2020 related to revisions to depletion and depreciation expense during the first three quarters of 2020. The Company expects depletion and depreciation expense to average slightly higher than the Q1 2021 total of $104.1 million over the remaining quarters of 2021.

Adjusted Net Earnings(1)

Adjusted net earnings(1) in Q1 2021 totalled $167.8 million ($0.63 per share) versus $179.2 million ($0.70 per share) in Q1 2020 and $265.8 million ($0.98 per share) in Q4 2020. The difference between net earnings and adjusted net earnings in Q1 2021 mainly reflected the exclusion from adjusted net earnings of write-offs related to property, plant and equipment at Holt Complex of $6.5 million ($4.5 million after tax) and $5.7 million of foreign exchange gains ($4.0 million after tax), both of which are included in other loss/income, care and maintenance costs of $4.2 million ($2.9 million after tax) and $2.9 million ($2.0 million after tax) of COVID-19 costs mainly at Detour Lake. The difference between net earnings and adjusted net earnings in Q1 2020 related to the exclusion from adjusted net earnings of the $72.9 million pre-tax ($52.5 million after tax) of foreign exchange gains, partially offset by the exclusion of $33.8 million ($24.9 million after tax) of transaction costs related to the Detour Gold acquisition, $3.7 million ($2.6 million after tax) of severance costs and $1.5 million ($1.3 million after tax) related to a mark-to-market loss on fair valuing the Company’s warrant investments. The difference between net earnings and adjusted net earnings(1) in Q4 2020 mainly related to the exclusion from adjusted net earnings(1) of $35.0 million ($22.8 million after tax) of foreign exchange losses relating to a weakening of the US dollar against the Canadian and Australian dollars during the quarter.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Cash and Cash Flows

(1)Related to impact of foreign exchange rate changes on cash held in foreign currencies.

The Company’s cash balance at March 31, 2021 totalled $792.2 million, which compared to cash of $847.6 million at December 31, 2020. Net cash provided by operating activities totalled $208.2 million, which compared to net cash provided by operating activities of $241.5 million in Q1 2020 and $420.9 million the previous quarter. The change from both prior periods largely related to reduce net earnings, the impact of changes in non-cash working capital and a higher cash income taxes paid as a proportion of total income expense largely reflecting the timing of tax instalment payments. Net cash used in investing activities in Q1 2021 totalled $164.2 million, reflecting additions to mining interests and plant and equipment totalling $165.5 million during the quarter. Contributing to the $98.2 million of net cash used in financing activities in Q1 2021 was $50.3 million used for dividends, mainly reflecting a 50% increase in the quarterly dividend, to $0.1875 per share, effective the Q4 2020 dividend payment on January 14, 2021 to shareholders of record on December 31, 2020 as well as $46.3 million used to repurchase 1,074,100 shares in early January through the Company’s NCIB.

Free cash flow(1)

Free cash flow(1) in Q1 2021 totalled $42.7 million, which compared to free cash flow(1) of $130.9 million in Q1 2020 and $232.4 million the previous quarter. The change in free cash flow compared to both prior periods mainly reflected lower net cash provided by operating activities. In addition, the change from Q1 2020 also reflected an increase in mineral property additions and additions to property, plant and equipment to $165.5 million in Q1 2021 versus $110.6 million for the same period in 2020. Mineral property additions and additions to property, plant and equipment in Q4 2020 totalled $188.5 million.

(1)The Review of Financial Performance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s foundation Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable Mineral reserves totalling 3.5 million tonnes grading an average of 20.1 g/t for 2.3 million ounces as at December 31, 2020. In addition, at year-end 2020 there were 308,000 tonnes grading an average of 8.7 g/t for 86,000 ounces of Mineral Reserves in near-surface zones along the Amalgamated Break, which the Company plans to access in late 2021 by driving a surface ramp.

Operating results	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020

Total Ore Milled (t)	76,231	82,256	74,353
Average Grade (g/t)	19.8	19.7	22.4
Gold Contained (oz)	48,474	52,056	53,526
Recovery (%)	97.9%	97.7%	97.7%
Gold Produced (oz)	47,437	50,861	52,283
Gold Sold (oz)	49,467	50,765	51,174
Development metres - operating	766	1,965	2,186
Development metres - capital	483	1,208	660
Production costs	$34,989	$26,408	$27,180
Operating cash costs per ounce sold(1)	$699	$536	$534
AISC per ounce sold(1)	$947	$850	$941
Total capital expenditures (in thousands)	$36,238	$34,304	$38,067
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 25-31 of this MD&A.

Production at Macassa in Q1 2021 totalled 47,437 ounces compared to production of 50,861 ounces in Q1 2020 and 52,283 ounces the previous quarter. Production in Q1 2021 resulted from processing 76,231 tonnes at an average grade of 19.8 g/t and average recoveries of 97.9%, which compared to 82,256 tonnes processed in Q1 2020 at an average grade of 19.7 g/t and average recoveries of 97.7% and 74,353 tonnes at an average grade of 22.4 g/t and average recoveries of 97.7% in Q4 2020. The change in production from Q1 2020 reflected lower tonnes processed, while the change from Q4 2020 was mainly due to lower planned grades during Q1 2021 due to mine sequencing.

Production costs in Q1 2021 totalled $35.0 million versus $26.4 million in Q1 2020 and $27.2 million the previous quarter. Operating cash costs per ounce sold(1) averaged $699 in Q1 2021 compared to $536 for the same period in 2020 and $534 in Q4 2020. The increase in operating costs compared both to both prior periods largely reflected higher operating tonnes mined in Q1 2021 (ore and waste), increased maintenance costs related to mobile mine equipment and processing, as well as the impact of a stronger Canadian dollar (mainly versus Q1 2020). AISC per ounce sold(1) averaged $947 in Q1 2021 compared to $850 in Q1 2020 and similar to AISC per ounce sold(1) of $941 the previous quarter. The change from both prior periods reflected higher levels of operating cash costs offset by reduced sustaining capital expenditures. Sustaining capital expenditures(1) totalled $9.3 million ($189 per ounce sold), which compared to sustaining capital expenditures of $14.4 million ($284 per ounce sold) in Q1 2020 and $17.3 million ($338 per ounce sold) in Q4 2020, with reduced sustaining capital expenditures in Q1 2021 reflecting the completion, or near completion, of a number of projects in the mine and mill during Q4 2020, lower than planned levels of capital development and revised timing for delivery of new mobile equipment, with the delivery of some equipment planned in Q1 2021 now expected in Q2 2021.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

Growth projects: Growth capital(1) expenditures at Macassa for Q1 2021 totalled $16.1 million. Of total growth expenditures for the quarter, $8.9 million related to the #4 Shaft project. During Q1 2021, the shaft advanced approximately 750 feet and had reached a depth of 5,000 feet as of March 31, 2021. The project ended Q1 2021 more than one month ahead of schedule on track for completion in late 2022. An additional $5.3 million of growth capital expenditures in Q1 2021 related to a ventilation expansion project, involving the development of two new ventilation raises. The first raise is targeted for completion by the end of Q2 2021, with the second expected to be completed in the first half of 2022. The two new raises will add approximately 200,000 cubic feet per minute (“cfm”) of additional ventilation into the mine. The remaining growth capital expenditures in Q1 2021 mainly related to a number of underground projects, including lateral development from the mine towards the #4 Shaft and construction of a new underground truck shop, which was completed around the end of March.

Detour Lake

Detour Lake Mine is the second largest gold producing mine in Canada. Detour Lake is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost Abitibi Greenstone Belt. The mine is situated in the area of the historic Detour Lake open pit/underground mine operated by Placer Dome which produced 1.8 million ounces of gold from 1983 to 1999. Detour Lake has the largest Mineral Reserve based of any gold mine in Canada, which support a production life of well over 20 years. Total Mineral Reserves at Detour Lake as at December 31, 2020 included 447.4 million tonnes at an average grade of 0.96 g/t for 13.8 million ounces at an average cut-off grade above 0.5 g/t, with an additional 148.7 million tonnes at an average grade of 0.41 g/t for 2.0 million ounces at an average cut-off grade below 0.5 g/t. The low-grade Mineral Reserve will be processed mainly at the end of the mine life.

The Company obtained the Detour Lake Mine through the acquisition of Detour Gold on January 31, 2020. The results presented for Q1 2020 below are for the two months from January 31, 2020 to March 31, 2020.

Operating results	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020

Total Ore Milled (t)	5,701,704	3,708,022	5,829,230
Average Grade (g/t)	0.87	0.84	0.89
Gold Contained (oz)	159,159	100,673	166,756
Recovery (%)	92.2%	90.9%	91.8%
Gold Produced (oz)	146,731	91,555	153,143
Gold Sold (oz)	141,112	110,456	153,296
Production costs	$108,307	$87,817	$95,149
Operating cash costs per ounce sold(1)	$748	$696	$612
AISC per ounce sold(1)	$1,064	$1,108	$1,207
Total capital expenditures (in thousands)	$73,644	$42,516	$105,291
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Production at Detour Lake in Q1 2021 totalled 146,731 ounces, which involved processing 5,701,704 tonnes at an average grade of 0.87 g/t and average recoveries of 92.2%. Production in Q1 2021 was above target levels and compared to production for the two months in Q1 2020 following the acquisition of Detour Lake on January 31, 2020 of 91,555 ounces, which resulted from processing 3,708,022 tonnes at an average grade of 0.84 g/t and average recoveries of 90.9%. For the full three months of Q1 2020, production totalled 138,051 ounces reflecting the processing of 5,612,618 tonnes at an average grade of 0.84 g/t and average recoveries of 91.1%. Production in Q1 2021 compared to production in Q4 2020 of 153,143 ounces, which involved processing 5,829,230 tonnes at an average grade of 0.89 g/t and average recoveries of 91.8%. The change in production from the previous quarter reflected reduced mill throughput with first quarter processing rates typically the lowest of the year due to seasonal factors. The 5,701,704 tonnes processed in Q1 2021 was a record level for first-quarter processing. Also during Q1 2021, the Detour Lake processing plant achieved a new daily throughput record of 80,339 tonnes on March 24, 2021.

Production costs at Detour Lake in Q1 2021 totalled $108.3 million (including $2.6 million of COVID-19 related costs), which compared to $87.8 million for two months in Q1 2020, from January 31, 2020 to March 31, 2020, and $95.1 million (including $1.2 million of COVID-19 related costs) in Q4 2020. Operating cash costs per ounce sold(1) averaged $748 in Q1 2021 versus $696 in Q1 2020 and $612 the previous quarter. The increase in operating cash costs per ounce sold(1) compared to Q1 2020 largely related to a stronger Canadian dollar in Q1 2021, as well as higher stripping and milling costs, while the increase from Q4 2020 mainly reflected higher mill maintenance costs and higher costs for consumables, mainly diesel. AISC per ounce sold(1) averaged $1,064 in Q1 2021 compared to $1,108 in Q1 2020 and $1,207 in Q4 2020. During Q1 2021, sustaining capital expenditures(1) at Detour Lake totalled $37.5 million versus $42.4 million for two months Q1 2020 and $80.7 million the previous quarter. The reduction in sustaining capital expenditures compared to the previous quarter mainly reflected lower deferred stripping costs, with the majority of these expenditures in 2021 being included in growth capital expenditures, as well as lower expenditures related to the tailings management area. On a per ounce sold basis, sustaining capital expenditures(1) totaled $266 in Q1 2021 versus $384 in Q1 2020 and $527 the previous quarter.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

Growth projects: Growth capital expenditures at Detour Lake in Q1 2021 totalled $27.8 million, including $14.9 million related to deferred stripping with the remaining $12.9 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield. As indicated in the Company’s press release dated December 10, 2020, deferred stripping costs at Detour Lake in 2021 are expected to be largely included in growth capital expenditures and relate to a significant stripping campaign as part of Phase 4, which will support production in future years.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares (“ha”). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha.

Operations were suspended at the Holt Complex effective April 2, 2020 as part of the Company’s COVID-19 response and while the Company conducted a strategic review of these assets. In July 2020, the Company announced that the suspension of operations at Holt Complex would be extended until further notice. As a result, there was no production, sales, operating costs or capital expenditures from Holt Complex in Q1 2021 or Q4 2020. Care and maintenance costs in Q1 2021 related to Holt Complex totalled $1.5 million ($2.8 million in Q4 2020). In addition, the Company recorded an asset impairment of $6.5 million related to the disposal of equipment at the Holt Complex.

For Q1 2020, production from Holt Complex totalled 28,584 ounces, which resulted from processing 209,126 tonnes at an average grade of 4.6 g/t and average recoveries of 93.4%. The Company has no plans for a future resumption of operations at Holt Complex at the present time. Production costs for the period totalled $28.4 million, operating cash costs per ounce sold(1) averaged $955 and AISC per ounce sold(1) averaged $1,368. Sustaining capital expenditures in Q1 2020 totalled $8.6 million or $291 per ounce sold.

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 3.0 million ounces to date. At December 31, 2020, the existing Fosterville Mine had total reserves of 3.6 million tonnes at an average grade of 15.4 g/t for a total of 1.8 million ounces. In addition, Mineral Reserves at Robbin’s Hill as at December 31, 2020 totalled 1.1 million tonnes at an average grade of 5.3 g/t for 180,000 ounces. Located approximately 4.0 kilometers from Fosterville’s existing mining operations, Robbin’s Hill has the potential to become a second mining operation to feed the Fosterville Mill.

Operating results	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020

Total Ore Milled (t)	174,206	118,701	183,635
Average Grade (g/t)	19.8	42.4	28.1
Gold Contained (oz)	110,653	161,740	165,824
Recovery (%)	98.2%	98.8%	98.9%
Gold Produced (oz)	108,679	159,864	164,008
Gold Sold (oz)	117,450	153,752	165,893
Development metres - operating	472	320	765
Development metres - capital	747	1,511	762
Production costs	$26,785	$18,942	$25,947
Operating cash costs per ounce sold(1)	$228	$126	$156
AISC per ounce sold(1)	$423	$313	$314
Total capital expenditures (in thousands)	$31,722	$31,744	$31,687
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
The Fosterville Mine produced 108,679 ounces in Q1 2021 based on processing 174,206 tonnes at an average grade of 19.8 g/t and average mill recoveries of 98.2%. Q1 2021 production compared to production of 159,864 ounces in Q1 2020, when the mine processed 118,701 tonnes at an average grade of 42.4 g/t and average recoveries of 98.8%. Q1 2021 production compared to production of 164,008 ounces the previous quarter when the mine processed 183,635 tonnes at an average grade of 28.1 g/t and average recoveries of 98.9%. The change from both prior periods reflected a lower average grade consistent with the Company’s previously-stated plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period while the Company continues its extensive exploration program. Production in Q1 2021 exceeded planned levels mainly reflecting grade outperformance in the Swan Zone in March. The Swan Zone accounted for 42% of tonnes milled and 72% of ounces produced in Q1 2021, which compared to 62% and 93%, respectively, in Q1 2020.

Production costs were $26.8 million in Q1 2021 versus $18.9 million in Q1 2020 and $25.9 million the previous quarter, with the increase from the same period in 2020 largely resulting from significantly higher business volumes with tonnes mined and milled considerably higher than in Q1 2020, as well as the impact of a significantly stronger Australian dollar in Q1 2021 versus Q1 2020. Operating cash costs per ounce sold(1) averaged $228, compared to operating cash costs per ounce sold(1) of $126 in Q1 2020 and $156 the previous quarter. The change compared to Q1 2020 reflected a lower average grade in Q1 2021, higher operating cash costs per ounce sold(1) compared to Q4 2020. AISC per ounce sold(1) averaged $423 versus $313 in Q1 2020 and $314 in Q4 2020. Sustaining capital expenditures in Q1 2021 totalled $12.4 million, or $106 per ounce sold, which compared to sustaining capital expenditures of $16.1 million or $105 per ounce sold in Q1 2020 and $11.5 million or $69 per ounce in Q4 2020.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

Growth projects: Growth capital expenditures(1) at Fosterville for Q1 2021, excluding capitalized exploration, totalled $1.6 million, which was mainly related to land procurement.

Northern Territory

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. These assets have been on care and maintenance since that time. Total care and maintenance costs for the Company’s Northern Territory assets totalled $2.7 million in Q1 2021 ($6.4 million in Q4 2020 and $16.4 million for full-year 2020).

Consistent with the Company’s commitment to effective environmental management, a three-year, $60 – $65 million rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase in the environmental remediation provisions being recorded in Q3 2020 (included as rehabilitation costs in net earnings for FY 2020). The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

GROWTH AND EXPLORATION

On December 10, 2020, the Company issued a press release announcing its full-year 2021 guidance, which included guidance for exploration and evaluation expenditures of $170 – $190 million. The Company’s exploration guidance is divided evenly between Canada and Australia, with target exploration expenditures of $45 - $50 at Macassa, $40 – $45 million at Detour Lake and $85 – $95 million at Fosterville. During Q1 2021, exploration expenditures totalled $42.4 million, including capitalized exploration expenditures of $36.9 million and expensed exploration expenditures of $5.5 million. Of total exploration expenditures in Q1 2021, $21.6 million were in Canada and $20.8 million were incurred in Australia. At March 31, 2021, a total of 37 drills were operating at the Company’s three cornerstone assets, including nine underground drills at Macassa, 12 surface drills at Detour Lake and a total of 16 drills at Fosterville, nine underground drills and seven surface drills. In addition, the Company also had two surface drills operating at regional targets in Northern Ontario.

Canada

Macassa

For Q1 2021, the Company completed approximately 42,008 metres of underground drilling at Macassa, using up to 9 underground drills on the 3400, 5300, 5600, 5700 and 5800 levels. This drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas near the contact of the SMC and the Amalgamated Break and along the Amalgamated Break. In addition, the drilling focused on infill targets within the current Mineral Resource with the aim of upgrading resources within the SMC, Lower SMC. A drill program was also initiated on the 3400 Level targeting the Amalgamated Break in a previously untested area of the mine. In addition to the underground drilling from #3 Shaft at Macassa, the Company also completed 4,031 metres of drilling from a new platform in the Near Surface Ramp targeting a previously untested area of the ‘04/Main Break. Total exploration expenditures at Macassa, including capitalized exploration, totalled $11.9 million for Q1 2021.

Of the 42,008 metres total underground drilling for Q1 2021, 19,655 metres were drilled to test the extents of the East, West and Lower SMC, with an additional 9,005 metres being drilled to test the Amalgamated Break. Infill drilling consisted of 13,348 metres of drilling focused on upgrading resources within the SMC and Lower SMC.

All 4,031 metres of drilling from the Near Surface Ramp were drilled to test previously unexplored areas of the ‘04/Main Break system.

In addition, the Company completed 846 metres of drilling from surface utilizing one drill targeting shallow targets associated with near surface resource areas.

After completing 343 metres of underground development in 2020 in support of future exploration drilling, an additional 80 metres of development to the east was completed during Q1 2021, which included the excavation of one diamond drill bay. Development to the west on the 5300 Level was extended 239 metres during 2020 and development continued in Q1 2021 with 115 metres completed, including the excavation of one diamond drill bay. The Company also commenced an exploration development heading east on the 5807 decline late in 2019 to target the SMC East and Main Break at depth and completed a total of 748 metres of development during 2020. Development of the 5807 decline continued in Q1 2021 with 125 metres of advance. In late Q3 2020, the Company also commenced an exploration development heading on the 5150 Level to target the ’04 Break and potential extension of the SMC west of the Amikougami cross-fault, with a total of 106 metres of development being completed by the end of 2020. Development in this heading continued in Q1 2021 with a total of 123 metres of advance being complete.

A significant new project undertaken at Macassa in 2020 was the development of an exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. The portal for the decline was completed in Q2 2020 with the first development round excavated on June 15, 2020. By the end of 2020, the decline had advanced approximately 1,085 metres, with an additional 700 metres of advance being completed in Q1 2020. Initial production from near-surface zones along the Amalgamated Break using the new decline is expected to commence in late 2021.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Detour Lake

The Company is carrying out an aggressive surface exploration program at Detour Lake, to be completed by the end of 2021, aimed at expanding the present open-pit Mineral Reserve and Mineral Resource estimates both between the present Main and West pits as well as at depth below the present open-pit Mineral Resource.

Exploration diamond drilling was initiated on the Detour Lake property in mid-January 2020 with a total of 69,808 metres of drilling completed in 2020. A total of 66,115 metres of drilling in 84 holes (including 6 wedge holes) were completed between the Detour Main and West Pit locations and to the west of the West Pit, with an additional 3,693 metres of drilling in 11 drill holes targeted the 58N Zone. An additional 58,543 metres of surface drilling was completed during Q1 2021, with the focus remaining on the areas between the Main and West pit locations and west of the West Pit. Total exploration expenditures at Detour Lake, including capitalized exploration, totalled $8.4 million for Q1 2021.

Since the acquisition of Detour Lake on January 31, 2020, the Company has issued four press releases announcing encouraging drilling result, each providing increasing evidence that a much larger deposit exists along the Detour Mine Trend than is reflected in the existing Mineral Reserve. The most recent press release was issued on March 15, 2021. Included in the new results were intersections in the Central Saddle Zone containing exceptional grades and widths that confirmed the continuity of the mineralized corridor (800 metres along strike and 800 metres to depth) between the Main and West pits, as well as intersections to the west of the West Pit location that extended the mineralization 300 metres west of current Mineral Reserves. The Company is targeting a total of 272,000 metres of drilling in 2021, with the results of drilling since the acquisition to be included in a new technical report and life-of-mine plan, to be released in 2022.

Timmins Regional Exploration

A total of 7,842 metres of drilling for $1.0 million of expenditures was completed for regional exploration in Canada during Q1, 2021. The drilling included surface exploration drilling on the Taylor Mine property, the Holloway West Project and the Melkior Property. On September 25, 2020 the Company signed an option agreement with Melkior Resources on the Carscellan property located 25 kms west of Timmins. The initial drill program started in mid-October 2020 carried over into January, 2021 with 3,447 metres of drilling in 5 holes being completed in Q1, 2021

Australia

Fosterville

During Q1 2021, exploration expenditures, including capitalized exploration, at Fosterville totalled $20.6 million. A total of 38,391 metres of surface and underground drilling was completed for Q1 2021. Underground drilling during the first quarter continued to target the Harrier and Cygnet zones, as well as the Lower Phoenix system. Exploration drilling down-plunge in the Lower Phoenix system continued during Q1 2021, with exploration development continuing in order to establish new drill platforms in better locations to explore at depth. Surface drilling during Q1 2021 continued to test along the Curie at Robbin’s Hill in the northern part of the Fosterville Mining licence, as well as along the Herschel Fault, which also extends through the Robbin’s Hill target area. After completing close to 3,300 metres of development on a twin exploration drive from the Falcon underground workings to Robbin’s Hill in 2020, an additional 1,113.3 metres of advance was achieved in Q1 2021. In addition, drilling from the new drive commenced during the first quarter focusing on targets in between the Falcon Pit and Robbin’s Hill. Drilling of targets along the Curie Fault at Robbin’s Hill is expected to commence from the new exploration drive late this year with completion of development targeted for mid-2022.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at March 31, 2021, the Company had a positive working capital balance of $562.3 million, including a cash balance of $792.2 million, which compares to a working capital of $504.3 million and cash of $847.6 million at December 31, 2020. The

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2021, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information

	As at May 5, 2021	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	267,081,875	—
Issued: Stock options	135,993	C$4.17
Issued: Restricted share units	319,673	—
Issued: Performance share units	305,174	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020 and the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the three months ended March 31, 2021.

	2021	2020
	Three Months Ended
(in thousands except per share amounts)	March 2021	December 2020	September 2020	June 2020
Revenue	$551,846	$691,548	$632,843	$580,975
Earnings before income taxes	$235,983	$337,586	$295,316	$225,282
Net earnings	$161,193	$232,573	$202,022	$150,232
Basic earnings per share	$0.60	$0.86	$0.73	$0.54
Diluted earnings per share	$0.59	$0.85	$0.73	$0.54

	2020	2019
	Three Months Ended
(in thousands except per share amounts)	March 2020	December 2019	September 2019	June 2019
Revenue	$554,738	$412,379	$381,430	$281,267
Earnings before income taxes	$294,525	$232,042	$254,119	$153,432
Net earnings	$202,878	$169,135	$176,604	$104,195
Basic earnings per share	$0.79	$0.81	$0.84	$0.50
Diluted earnings per share	$0.77	$0.80	$0.83	$0.49

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
COMMITMENTS AND CONTINGENCIES

The Company’s capital commitments increased by approximately $25 million during the three months ended March 31, 2021 from the year ended December 31, 2020. For additional disclosures refer to the Company’s audited Consolidated financial statements for the year ended December 31, 2020.

RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $5 during the three months ended March 31, 2021 (three months ended March 31, 2020 - $21). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors, is the Co-founder, Chair and Managing Director of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the audited Consolidated financial statements for the year ended December 31, 2020.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION
The Company’s significant accounting policies are disclosed in note 3 of the audited Consolidated financial statements for the year ended December 31, 2020. Any changes in or adoption of new accounting policies adopted by the Company in Q1 2021 are disclosed in note 3 of the accompanying interim financial statements.
NON-IFRS MEASURES
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Free Cash Flow and Adjusted Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.
The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Free cash flow and adjusted free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Net cash provided by operating activities	$208,174	$241,506	$420,932
Mineral property additions	(58,786)	(71,981)	(64,015)
Plant and equipment	(106,689)	(38,656)	(124,492)
Free cash flow	$42,699	$130,869	$232,425

(in thousands)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Net cash provided by operating activities	$208,174	$241,506	$420,932
Transaction and restructuring costs related to Detour acquisition	—	60,494	—
Adjusted net cash provided by operating activities	208,174	302,000	420,932
Mineral property additions	(58,786)	(71,981)	(64,015)
Plant and equipment	(106,689)	(38,656)	(124,492)
Adjusted free cash flow	$42,699	$191,363	$232,425
Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

(in thousands)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Sustaining capital	$63,601	$90,021	$118,637
Growth capital(1)	90,965	52,744	71,650
Total capital expenditures	$154,566	$142,765	$190,287
Other	(496)	(298)	2,479
Finance leases related to IFRS 16	2,229		1,793
Total additions	$156,299	$142,467	$194,559
(1)Growth capital includes capitalized exploration.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months ended March 31, 2021 and 2020:

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Q1 2021 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended March 31, 2021
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$34,989	$108,307	$143,296	$26,785	$—	$26,785	$—	$170,081
Share-based compensation	—	(146)	(71)	(217)	—	—	—	—	(217)
COVID-19 related costs	—	(272)	(2,633)	(2,905)	—	—	—	—	(2,905)
Operating cash costs	—	34,571	105,603	140,174	26,785	—	26,785	—	166,959
Royalty expense	—	2,505	5,794	8,299	10,095	—	10,095	—	18,394
Stock-based compensation	—	146	71	217	—	—	111	(1,226)	(898)
Rehabilitation and remediation	181	—	—	181	9	—	9	—	190
General and administrative expense	—	—	—	4,302	—	—	3,756	5,400	13,458
Depreciation - ARO	—	179	1,054	1,233	145	—	145	—	1,378
Sustaining capital[1]	(10)	10,428	38,344	49,113	13,558	—	13,558	930	63,601
Capitalized depreciation	—	(1,096)	(877)	(1,973)	(1,127)	—	(1,127)	—	(3,100)
Sustaining leases	—	101	114	215	204	17	221	213	649
AISC	$171	$46,834	$150,103	$201,761	$49,669	$17	$53,553	$5,317	$260,631
Ounces of gold sold	—	49,467	141,112	190,579	117,450	—	117,450	—	308,029
Operating cash cost per ounce sold	$—	$699	$748	$736	$228	$—	$228	$—	$542
Sustaining capital expenditures per ounce sold	$—	$189	$266	$247	$106	$—	$106	$—	$196
AISC per ounce sold	$—	$947	$1,064	$1,059	$423	$—	$456	$—	$846
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

Three months ended March 31, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$28,425	$26,408	$87,817	$142,650	$18,942	$—	$18,942	$—	$161,592
Share-based compensation	(99)	905	—	806	—	—	—	—	806
COVID-19 related costs	—	—	—	—	—	—	—	—	—
By-product credit	(53)	(101)		(154)	(143)	—	(143)	—	(297)
Purchase price allocation	—	—	(10,967)	(10,967)	508	—	508	—	(10,459)
Operating cash costs	28,273	27,212	76,850	132,335	19,307	—	19,307	—	151,642
Royalty expense	3,389	2,222	3,059	8,670	12,579	—	12,579	—	21,249
Stock-based compensation	99	(905)	—	(806)	—	—	(975)	(1,482)	(3,263)
Rehabilitation and remediation	27	193	—	220	14	62	76	—	296
General and administrative expense	—	—	—	4,091	—	—	3,637	7,291	15,019
Depreciation - ARO	—	—	—	—	—	—	—	—	—
Sustaining capital[1]	9,066	15,061	48,221	72,348	17,310	—	17,310	363	90,021
Capitalized depreciation	(441)	(650)	(5,826)	(6,917)	(1,185)	—	(1,185)	—	(8,102)
Sustaining leases	94	31	132	257	27	52	79	223	559
AISC	$40,507	$43,164	$122,436	$210,198	$48,052	$114	$50,828	$6,395	$267,421
Ounces of gold sold	29,613	50,765	110,456	190,834	153,752	—	153,752	—	344,586
Operating cash cost per ounce sold	$955	$536	$696	$693	$126	$—	$126	$—	$440
Sustaining capital expenditures per ounce sold	$291	$284	$384	$343	$105	$—	$105	$—	$238
AISC per ounce sold	$1,368	$850	$1,108	$1,101	$313	$—	$331	$—	$776
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

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Three months ended December 31, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$27,180	$95,149	$122,329	$25,947	$—	$25,947	$—	$148,276
Share-based compensation	—	127	(97)	30	—	—	—	—	30
COVID-19 related costs	—		(1,244)	(1,244)	—	—	—	—	(1,244)
Operating cash costs	—	27,307	93,808	121,115	25,947	—	25,947	—	147,062
Royalty expense	—	3,391	5,621	9,012	14,485	—	14,485	—	23,497
Stock-based compensation	—	(127)	97	(30)	—	—	(339)	(3,884)	(4,253)
Rehabilitation and remediation	—	—	—	—	13	(63)	(50)	—	(50)
General and administrative expense	—	—	—	4,056	—	—	3,156	4,393	11,605
Depreciation - ARO	—	212	4,709	4,921	170	—	170	—	5,091
Sustaining capital[1]	(26)	18,101	86,590	104,701	13,763	—	13,763	173	118,637
Capitalized depreciation	—	(793)	(5,879)	(6,672)	(2,286)	—	(2,286)	—	(8,958)
Sustaining leases	3	76	107	186	32	16	48	250	484
AISC	($23)	$48,167	$185,053	$237,289	$52,124	($47)	$54,894	$932	$293,115
Ounces of gold sold	646	51,174	153,296	205,116	165,893	—	165,893	—	371,009
Operating cash cost per ounce sold	$—	$534	$612	$590	$156	$—	$156	$—	$396
Sustaining capital expenditures per ounce sold	($40)	$338	$527	$478	$69	$—	$69	$—	$296
AISC per ounce sold	($36)	$941	$1,207	$1,157	$314	$—	$331	$—	$790
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

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Q1 2021 MANAGEMENT DISCUSSION AND ANALYSIS
Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Revenue	$551,846	$554,738	$691,548
Silver	—	(297)	—
Foreign exchange impact	(1,209)	(7,806)	3,943
Realized Revenue	$550,637	$546,635	$695,491
Ounces sold	308,029	344,586	371,009
Average realized price per ounce sold	$1,788	$1,586	$1,875

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Net earnings	$161,193	$202,878	$232,573
Loss on warrants	228	1,493	2,387
Transaction costs	—	33,838	—
Foreign exchange loss (gain)	(5,653)	(72,944)	34,988
Restructuring/Severance	296	3,704	863
Costs attributable to non-operating sites	4,196		8,890
COVID-19 related costs	2,905		1,244
Donation (COVID-19)	1,007		1,045
Holt Complex asset impairments	6,530
Income tax related to above adjustments	(2,934)	10,200	(16,221)
Adjusted net earnings	$167,768	$179,169	$265,769
Weighted average shares outstanding - basic ('000s)	267,111	257,418	271,770
Adjusted net earnings per share	$0.63	$0.70	$0.98

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Net earnings	$161,193	$202,878	$232,573
Add back:
Finance costs	846	4,113	(432)
Depletion and depreciation	104,100	92,839	120,920
Current income tax expense	42,971	70,130	81,698
Deferred income tax expense	31,819	21,517	23,315
EBITDA	$340,929	$391,477	$458,074

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at March 31, 2021	As at December 31, 2020
Current assets	$1,016,087	$1,036,670
Current liabilities	453,835	532,348
Working capital	$562,252	$504,322

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as described in the 2020 MD&A.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

For the quarter ended March 31, 2021, management concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

As discussed in the annual MD&A, the Company limited the scope of the audit of its disclosure controls and procedures and internal control over financial reporting evaluation to exclude Detour Gold, as permitted by securities regulators. During the quarter ending March 31, 2021, the Company is in the process of implementing new controls and improving existing controls at Detour Gold in order to fulfill the reporting obligations set forth in the 2013 COSO Framework.

RISKS AND UNCERTAINTIES
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2020 Annual Information Form and the Company’s MD&A for the period ended December 31, 2020 filed on SEDAR.

FORWARD LOOKING STATEMENTS
Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company’s COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at various sites, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, mill improvements, increased tailings capacity, completion of an assay lab and other enhancements to site infrastructure at the Detour Lake mine and the anticipated results thereon, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2020 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.
Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”) applicable to domestic reporting companies. Investors are cautioned that information contained in this MD&A may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

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Q1 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Chief Operating Officer and Eric Kallio, P.Geo, Senior Vice President, Exploration and Andre Leite, P.Eng , AUSIMM CP (MIN), MEng., Technical Services Manager. Ms. Vaz, Mr. Kallio and Mr. Leite are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

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